FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Sale of Takara shares, which was filed with the Tokyo Stock Exchange on April 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

April 25, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement: Sale of Takara Shares

Konami Corporation (“Konami”) announced today that it has sold its holdings of shares of Takara Co., Ltd (Katsushika-ku, Tokyo, TSE stock code number 7969, hereinafter, “Takara”) today. Konami held 20,104,000 shares, or 22.2% of the outstanding shares of Takara.

In July 2000, in response to a request from Takara, Konami accepted a third party allotment of new shares of Takara, and Konami has supported Takara since then. However, the business environment for both parties has changed drastically over the last 4 years and 9 months, prompting Konami to review its capital relationship with Takara, which led to its decision to sell its holdings of Takara’s shares.

1. Number of Shares owned around the Time of the Sale and Sale Price

(1) Number of Shares Owned before the Sale	20,104,000 shares

(2) Number of Shares Sold	20,104,000 shares

(Sale Price: 11,016 million yen)

(3) Gain on the Sale	5.5 billion yen (Non-Consolidated Basis)

6.1 billion yen (Consolidated Basis)

(4) Number of Shares Owned after the Sale	0 shares

2. Schedule of the Sale

(1) Board approval at meeting of the Board of Directors	April 25, 2005

(2) Transaction Date	April 25, 2005